03 DEC 15 AM 7:21

Morgan

The Morgan Crucible Company plc

12th December 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

03045151

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure

communicate RNS

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	14:41 12 Dec 2003
Number	2156T

THE MORGAN CRUCIBLE COMPANY PLC

Pursuant to the announcement in September 2003, The Morgan Crucible Company plc announces that Dr E.B. Farmer CBE retired as Chairman and a Director of the Company on 12th December 2003 and Mr Nigel Howard will retire as a Director on 31st December 2003.

Mr Lars Kylberg was appointed Chairman of the Company on 12th December 2003.

END

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